EXHIBIT 19.1

Unlawful Insider Trading: Disclosure and Trading Guidelines
General Information

The federal securities laws prohibit individuals with access to material information which has not been publicly disseminated, absorbed and evaluated (commonly referred to as “inside information”) from: (1) engaging in transactions in the Company’s securities without disclosing such information; or (2) divulging inside information to enable others to trade on such information. As employees or members of the board of directors, you may come into possession of inside information. If you effect transactions in the Company’s securities while in the possession of inside information, you will be subject to private lawsuits for damages or to civil or criminal proceedings by the Securities and Exchange Commission (“SEC”). Liability arising from such violations is often significant. For instance, the SEC is authorized to seek civil money damages of up to three times the profit gained or loss avoided through unlawful insider trading.

Disclosure Guidelines

In discussing matters pertaining to the Company, employees and members of the board of directors should comply with the following guidelines.
1. Matters which may be discussed include the following:
(a) Information that has been published and widely disseminated, such as that contained in the Company’s annual report to shareholders, reports on Form 10-K and 10- Q, quarterly reports, proxy statements and press releases.
(b) General industry and economic trends such as the anticipated growth of the Company in response to those general trends.
(c) Routine aspects of the Company’s business involving products, plants, employees, customers and production.
(d) Requests and questions from investors, analysts, or other outsiders should be referred to either the CEO, or General Counsel (each a “Monitor” and together the “Monitors”).
2. Matters which may not be discussed outside the Company, unless they have been publicly announced and widely disseminated, include any of the following:
(a) Actual or projected sales, earnings, significant capital expenditures or significant borrowings.
(b) Any action or event which had or is likely to have a significant effect on the Company's anticipated annual sales or earnings or which may result in a special or extraordinary charge against earnings or capital.
(c) Any non-routine action or event such as a proposed joint venture, merger, acquisition or disposition of shares or assets; major new products, discoveries or services; a change in control or a significant change in management; major financing; significant litigation; a significant change in capital investment plans; significant change in operating or financial circumstances; significant labor disputes; significant layoffs; a tender offer for another company’s securities; and significant changes in the Company’s asset values, products or lines of business.
As an additional reminder, any of the types of prohibited information described above which may come to your attention regarding other companies because of the Company’s special relationship with that company should not be publicly disclosed. Any questions should be referred to a Monitor.

Trading Prohibitions and Guidelines
While investment in the Company’s securities is encouraged, transactions in the Company’s securities should be made with caution. In the case of the Board of Directors and executive officers, such transactions require prior

EXHIBIT 19.1
Company approval. Transactions in the Company’s securities should be made with the recognition of the existence of prohibitions against the use by corporate insiders of inside information for their own profit.
Prohibitions and guidelines in paragraph 1 are applicable to all employees and members of the board of directors when dealing in the Company’s securities. The items described in paragraphs 2 through 5 below are applicable only to employees at the director level and above and members of the board of directors.
1.Transactions involving the Company’s securities are prohibited if you have knowledge of material information about the Company which has not been publicly disseminated. In general, information should be considered “material” if it could be expected that a reasonable investor would attach significance to the information in reaching an investment decision involving the Company’s securities. Determining whether information is material is subjective; accordingly, employees should discuss such issues with a Monitor or other designated Company personnel. Transactions in the Company’s securities are prohibited until the close of the second full trading day after public disclosure of material information.
2.Transactions in the Company’s securities are prohibited starting three (3) weeks before the end of any fiscal quarter and ending at the close of the second full trading day after public release of the Company’s quarterly or annual financial results.
3.Transactions in the Company’s securities are prohibited during periods which the Company has designated as a limited trading period unless the employee obtains the prior approval of a Monitor. For example, limited trading periods would occur if you have knowledge that the Company is involved in negotiations for the acquisition of a significant business, or there is a blackout on the pension or profit-sharing plan trading Company securities.
4.Directors and employees are not prohibited from exercising stock options during any of the foregoing periods, but the options must be exercised by the cash method and the shares received must be held during the period in which trading is prohibited.
5.During all other times employees are not prohibited from trading in the Company’s securities, unless they have material inside information. However, the Board of Directors and executive officers are subject to the procedures described in the next section.
6.Paragraphs 1-5 above and paragraph 1 below under Rules Applicable to Form 4 Filers shall not apply to Company securities sold pursuant to a sales plan adopted pursuant to Rule 10b-5-1 of the Securities Exchange Act of 1934 if such Plan has been approved by a Monitor and if the director or officer adopting such plan has provided a signed copy of such Plan to a Monitor within ten (10) days after adoption.

Additional Rules Applicable to Form 4 Filers

Section 16 of the Securities Exchange Act of 1934 applies to all members of the Board of Directors, executive officers, and their families. Section 16 provides that any profit realized by any insider from any combination of a purchase and sale or sale and purchase of any of the Company’s securities within any six-month period is recoverable by the Company. Liability is imposed under this Section regardless of intent or possession or use of inside information.
Section 16 requires that insiders file reports of most transactions in the Company’s securities within two (2) business days of such transaction. Transactions for reporting purposes include any change in ownership, including option grant, stock grant, or exercise of options.
In order to avoid any liability to the Company under Section 16(b) and to assist in the timely filing of transaction reports under Section 16(a), we require that insiders adhere to the following guidelines:
1.Pre-Transaction Review. Prior to consummating any transaction in the Company’s securities, members of the Board of Directors and executive officers designated by the Board must obtain preclearance from a Monitor. This pre-transaction review will help insure any necessary compliance with Rule 144, assist in the preparation of required reports, and avoid inadvertent insider trading violations. Notice of an intention to

EXHIBIT 19.1
purchase or sell must be given to a Monitor or in their absence to Angela Burgess or Julie DeShaw, at least two (2) days before any transaction. An e-mail approving the transaction will be sent in response.
2.Preparation of Required Reports. While the Company will assist an employee in the preparation and filing of Form 4 and 5 Reports, the ultimate legal responsibility for the accuracy and filing of these reports remains with the employee or director. The Treasury Department (Angela Burgess) will prepare any Form 3 upon an individual’s assumption of director status. Thereafter, the Treasury Department will prepare a Form 4 upon notification that you have acquired or disposed of the Company’s securities. The report will be sent to the SEC electronically and will be executed through a power of attorney.

It is mandatory to file Forms 4 and 5 via the SEC’s EDGAR filing system. Employees or directors should inform the Treasury Department of their desire to execute a standing power of attorney to give the Company the authority to sign a Form 4 or 5 in order to facilitate required filings and/or whether the employee would like to handle the EDGAR filing process themselves. Please note that Form 4 Reports are required to be filed within two (2) days following the transaction. All transactions including gifts are now required to be reported. Form 5 Reports are required to be filed within forty-five (45) days of the end of the Company’s fiscal year.
3.Checklist. In addition to pre-clearing your transaction with a Monitor, before proceeding with the acquisition or disposition of any of the Company’s securities, please review the following checklist.
(a) If a sale is proposed by you or any member of your immediate family, make sure that:
(i) Neither you nor any member of your immediate family has made any purchases of the Company’s stock (or securities convertible into the Company’s stock) within the past six months;
(ii) No purchases by you or any member of your immediate family are anticipated within the next six months; and
(iii) Neither you nor any member of your immediate family has been granted any stock or options (except for options granted under the Company’s Nonemployee Officer and Director Stock Option Plan or Long-Term Incentive Plan) within the past six months or will receive a grant within the following six months.
(b) If a purchase is proposed by you or any member of your immediate family, make sure that:
(i) Neither you nor any member of your immediate family has made any sales of the Company’s stock (or securities convertible into the Company’s stock) within the past six months; and
(ii) No sales are anticipated or required to be made within the next six months by you or any member of your immediate family.
4. Rule 144. In addition, members of the Board of Directors and executive officers will need to comply with the requirements of that rule when selling any Company securities. This will include the preparation and filing of Form 144. A Monitor will assist you in complying with Rule 144.
5. Members of the Board of Directors and other section 16 executive officers are prohibited from hedging the economic risk of their ownership of Company stock, including options or other derivatives related to our stock.